UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 12, 2003

TELECOM ITALIA S.p.A.
(Translation of registrant’s name into English)

CORSO D'ITALIA 41
ROME, ITALY 00198
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

List of exhibits regarding the Form 6-K dated May 12, 2003:

     1)   Investor Presentation shown at a meeting held in Boston/New York on May 12, 2003;

     2)   Investor Presentation shown at a meeting held in London, England on April 16, 2003; and

     3)   Presentation to Financial Community following Merger Announcement on March 13, 2003.

New York, Boston 12-05-03

Investor Presentation

Investor Presentation

Disclaimer

■
Except as provided below, any offer to purchase or sell securities described herein is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility. The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States. The Olivetti securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act. The proposed cash tender offer for a portion of the Telecom Italia ordinary shares described herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange Act of 1934.The proposed cash tender offer for a portion of the Telecom Italia savings shares described herein is not being made and will not be made, directly or indirectly, in or into the United States.

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	2

Cautionary Statement for Purposes of the “Safe Harbor” Provision of the United States Private Securities Litigation Reform Act of 1995

■	The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. This presentation contains certain forward looking statements and forecasts reflecting management’s current views with respect to strategic objectives and targets for the next three years (2003-2005).The ability of the Telecom Italia Group to achieve the objectives and targets is dependent on many factors which are outside of management’s control. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Accordingly, actual results may differ materially from those forecasted or implied in the forward-looking statements.
■	There are a number of important factors that could cause the Telecom Italia Group’s actual results to differ materially from those projected or implied in any forward-looking statements. Such factors are disclosed and can be found in Telecom Italia’s 6-K filing made on April 6, 2003.
■	The factors we disclose should not be construed as exhaustive. Due to such uncertainties and risks, investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
■	Accordingly, there can be no assurance that the Group will achieve its forecasted objectives or targets.

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	3

The New Telecom Italia

Telecom Italia Group: 2002 results and targets

Olivetti / Telecom Italia merger: update

The New Telecom Italia: profile

Closing remarks

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	4

T.I. Group: highlights
2002

Revenues: 30.4 Bn € Ebitda(1): 45.9% FCF(2): 8.6 Bn € Headcount: 101,713
Domestic Wireline	Mobile	Internet & Media	Information Technology	Research & Development
• ~28 Mn Lines • >1 Mn Broadband Connections • Domestic leader in voice, data, VAS, web services	• ~25 Mn Domestic Lines • 46% Domestic Market Share • Strong presence in South America and Greece	• >2.2 Mn active Internet Subscribers • Leading Web Portal in Italy • Niche TV audience • ~1,000 retail outlets	• One of the major providers of IT services in Italy • Strong presence in the PA and in the banking industry	• ~1,400 resources • 65 patents owned, 32 projects delivered in 2002 • Partnership with Pirelli Labs

• Revenues: 17 Bn € • Ebitda: 46.8% • Capex: ~2 Bn €/year • FCF: 5.7 Bn €	• Revenues: 11 Bn € • Ebitda: 46.4% • Capex: ~1.3 Bn €/year • FCF: 2.9 Bn €	• Revenues: 2 Bn € • Ebitda: 29.8% • FCF: 0.3 Bn €	• Revenues: 1 Bn € • Ebitda: 11.4% • FCF: 0.2 Bn €	• Opex: ~140 Mn €/year

(1) EBITDA= See definition at page 46
(2) FCF (operating)= EBITDA - Capex - Δ Working Capital

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	5

TI Group: consistent delivery on commitments

September 2001	-	Renewal and reorganisation of management team
	-	Introduction of the Industrial and Financial Restructuring Plan

November/	-	Successful execution of Olivetti’s recapitalisation
December 2001

February 2002	-	Completed 75% of the Financial Restructuring Plan
	-	Significantly improved debt level and profile
	-	Strong operational improvement and cost efficiency
	-	Focus on improvement of financial structure

February 2003	-	Ahead of schedule with implementation of the industrial plan
	-	Sector leading performance indicators in all businesses
	-	Increased focus on improving financial structure
	-	Commitment to reduce and simplify the control chain

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	6

2002: strong results

			Organic	Reported
■	Strong operating performance:	- Revenues growth	+ 3.8%	- 1.4%
		- EBITDA growth	+ 4.9%	+ 2.5%
		- EBIT growth	+ 9.9%	+ 10.6%

■	Improved profitability:	- EBITDA Margin from 44.2% to 45.9%
- EBIT Margin from 21.7% to 24.3%
- Growing margins in all the key businesses

■	Increased cash generation:	- Operating Cash Flow 8.6 Bn €
- Cash In from disposal: 4.8 Bn €

■	Accelerated debt reduction:	- Net Debt down from 21.9 Bn € to 18.1 Bn €

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	7

Telecom Italia: guidelines 2003-2005

-	Focus on innovation
-	Leveraging domestic leadership
-	Emphasis on Value Added Services
-	Smart application of core skills

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	8

Telecom Italia:
targets 2003-2005

-	Revenues (organic growth*)	+4/4.5% CAGR

-	Efficiencies	2.6 Billion Euro as of Dec ’04

-	EBITDA (organic growth)	5/5.5% CAGR

-	EBIT (organic growth)	8/8.5% CAGR

-	Capex	‘03-’05 = 14-16 Billion Euro

-	Net Debt	~13 Billion Euro

* Net of exchange rate impact and changes in consolidation area

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	9

Focus on innovation

Total Capex, billion euros

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	10

Regulatory Scenario

•	Domestic market highly competitive:

	-	Prices in line with European average
	-	Key access schemes already introduced (ULL, Shared access, etc.)
	-	Progressive reduction of interconnection and termination prices in line with Network Cap
	-	Move from ex-ante to ex-post regulation

•	No major discontinuity in national or European regulatory criteria expected in the next 3 years

•	2003-2005 targets and plans already account for regulatory pricing evolution

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	11

Q1 2003: on track

			Organic	Reported
■	Improved operating results, despite unfavourable economic scenario	- Revenues growth (Q1 03 vs. Q1 02)	+ 6.4%	- 1.9%
		- EBITDA growth (Q1 03 vs. Q1 02) - EBIT growth (Q1 03 vs. Q1 02)	+ 3.9% + 6.4%	+ 0.9% + 7.8%

■	Increased profitability:	- EBITDA Margin: 46.4%, vs. 45.1% in Q1 02
- EBIT Margin: 26.2%, vs. 23.8% in Q1 02

■	Increased cash generation	- FCF: 2.4 Bn Euro, vs. 1.6 Bn Euro in Q1 02

■	Further debt reduction	- Net debt: 16.1 Bn Euro (end of March 03), vs. 18.1 Bn Euro as of 31/12/2002

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	12

The New Telecom Italia

Telecom Italia Group: 2002 results and targets
Olivetti / Telecom Italia merger: update
The New Telecom Italia: profile
Closing remarks

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	13

Rationale of the transaction

■	The proposed merger will strengthen the Group:
	-	Return Telecom Italia to “normal company” status
	-	Eliminate inherited and abnormal capital structure
	-	Eliminate dividend leakage
	-	Remove an effective credit rating and share price cap.
	-	Increase the contendibility of the company

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	14

Terms of the transaction

■	The terms of the transaction benefit the shareholders of both companies:
	-	Consistency with market values and trends
	-	Consistency with valuations based on DCF
	-	Compliance with statutory requirements
	-	Approved by T.I. and Olivetti boards
	-	Ratio confirmed by reports of independent auditors

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	15

Timing of the transaction

■	The timing is appropriate:
	-	Increasingly negative impact of the present structure on the value of TI shares, despite continued positive results
	-	Sustainability of the additional debt
	-	Tax benefits generated by 2002 write-downs
	-	Stable correlation between the market values of the 2 companies

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	16

Exchange ratio and market values

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	17

Market evidence vs. claims

Claims		Evidence
-	Transfer of value from T.I. to Olivetti shareholders	-	T.I. shares outperformed Olivetti’s since the announcement

-	Too much debt for the company	-	Defined actions to reduce the debt in 18-24 months
		-	Credit Default Swap ratio improved
		-	Syndication oversubscribed

-	Additional funding devoted to paying an expensive and unnecessary “recesso” to Olivetti shareholders	-	“Recesso” terms statutory
		-	Suspension of Olivetti bond conversion: at least 3 Bn € available for PTO on T.I. shares
		-	(Low percentage of “recesso” expected)

-	Savings shareholders disadvantaged	-	Minimum dividend increases
		-	Dividend step-up increases
		-	Step-up granted also when reserves are distributed

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	18

Claim: “Transfer of value from T.I. to
Olivetti shareholders”

Evidence: Olivetti has performed in-line with Telco index, TI has outperformed
Share price performance since March 7 — Last trading day before announcement

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	19

Claim: “Too much debt for the company”

Evidence:	-	T.I.’s CDS level has decreased since announcement
		-	Acquisition financing oversubscribed
		-	“The combined entity could enter the A rating category after 18 months post transaction”
Guy Deslondes, Standard & Poor’s1

5 years CDS level performance since March 7 — Last trading day before announcement	€15bn facility €15bn facility
	■	Syndication closed ahead of schedule with 37 international and local participating banks

	■	The facility was oversubscribed by €3.5bn ie 23%

	■	€9bn will be made available for the PTO/recesso while the remaining

	■	€6.5bn covers all maturities of New TI for next 18 months

Source: Dataquery [1] Il Sole 24 Ore, May 7, 2003

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	20

Expected timetable

The proposed cash tender offer for a portion of the saving shares is not being made and will not be made, directly or indirectly, in or into the United States.

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	21

The New Telecom Italia
Telecom Italia Group: 2002 results and targets Olivetti / Telecom Italia merger: latest developments The New Telecom Italia: profile Closing remarks

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	22

New Telecom Italia: profile

Business targets confirmed
- Stability of regulatory scenario
- Focus on innovation and value added services
- Continued search for efficiency

Tax benefits more than offset the increase in financial costs

Operating cash flows, disposals and tax benefits allow for:
- Rapid repayment of the debt incurred for “recesso” and PTO
- Further reduction of the debt
- Maintained dividend policy

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	23

New Telecom Italia: targets

Billion Euro	2002: Olivetti consolidated financials	New T.I.: 2002-2005 targets (organic growth)
- Revenues	31.4	4-4.5% CAGR
- EBITDA	14.0	5-5.5% CAGR
- % on revenues	44.6%

- EBIT	6.0	8-8.5% CAGR
- % on revenues	19.1%

- Free cash flow	8.6	29 (cumulated 2003-2005)

- Net financial debt	33.4	34.3 (as of Dec. 2004)
	35.8
- Off-balance sheet debt*	2.4	0

* Put option JPM on Seat shares

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	24

Debt reduction

Billion Euro

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	25

New Telecom Italia: value for shareholders

More efficient financial structure, lower WACC

Corporate Governance based on TI model

Saving shareholders improving their benefits

Olimpia stake reduced

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	26

New Telecom Italia: Corporate Governance

Adoption of TI principles and by-laws
- Best-in-class in Italy
- Among most advanced in Europe

Board elections in 12 months

Golden share reduced

Greater public float: Olimpia stake reduced to approximately15%

Application to be made to list on NYSE

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	27

Corporate Governance: independent judgement & minority representation

Board of Directors
- 15 members: 5 independent directors…
- …3 of which are representative of minority shareholders

Board of Statutory Auditors
- 5 independent members of high standing and specific
expertise with significant control powers…
- …2 of which are representative of minority
shareholders
- SEC Regulation implementing Sarbanes Oxley Act
recognizes the equivalence of the Board of Auditors to
the Audit Committee of US Listed Companies

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	28

Corporate Governance: sound system and instruments

Board of Directors Committees
-	Internal Control & Corporate Governance Committee: made up exclusively of independent directors of high standing and with specific expertise
-	Remuneration Committee: the majority of the members are independent directors

Other Instruments
-	Code of Ethics
-	Related Parties Transactions
-	Procedure for information flows
-	Code of Conduct on insider dealing
-	Disclosure Procedure

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	29

The New Telecom Italia

Telecom Italia Group: 2002 results and targets

Olivetti / Telecom Italia merger: update

The New Telecom Italia: profile

Closing remarks

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	30

New Telecom Italia’s strengths

	Olivetti + T.I. pre-transaction		New T.I. post transaction

Operating performance	- -	Top class results in all businesses Ambitious growth targets 2003-2005	- -	Business targets 2003-2005 fully confirmed Management focused on industrial priorities

Cash	-	Limited utilization of tax benefits	-	Full utilization of tax benefits
generation	-	Dividend leakage	-	Reduced dividend leakage

Dividends	-	No dividend for Olivetti shareholders	-	Maintained T.I. dividend policy
			-	Increased dividend guarantees for the savings shares

Debt	-	Inherited Debt distant from Cash Flow generation	-	Debt expected to be in line with pre-transaction levels within 18-24 months
	-	Negative impact on T.I. share price	-	Allocation of debt to cash generating activities
	-	Rating cap	-	Removal of depressing impact of current structure on share values
			-	Possible medium term removal of rating cap

WACC	-	Limited leverage in T.I., high WACC for the Group	-	Reduced WACC, efficient capital structure

Corporate governance	- -	Long control chain Advanced governance rules in T.I.	- -	Simplified control chain, greater public float T.I.'s governance rules extended to the combined entity
			-	Board elections in 12 months

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	31

The New Telecom Italia

Back - ups

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	32

Structure of the transaction: summary

Key points		Comments
-	Olivetti will incorporate T.I. and adopt	-	New T.I. needs to reflect old T.I.’s by-laws
	T.I. by-laws		• Main activity will be TLC services
• Old T.I.’s administrative titles (concession,
licenses, etc) must be maintained

-	Exchange ratio	-	Exchange ratio fully consistent with both
	• 7 Olivetti ordinary shares for 1 T.I.		market-based and fundamentals-based
	Ordinary share		valuations
• 7 Olivetti new savings shares for 1 T.I.
savings share

-	Statutory right of withdrawal (“recesso”) for Olivetti’s shareholders	-	Olivetti’s shareholders legally entitled to the “recesso” due to the change in the corporate scope of their company
		-	The “recesso” price is statutory (avg. price over the previous 6 months up to the EGM)

-	Funding of 9 BN Euro for the “recesso” plan; unused portion devoted to a PTO on T.I. shares	- -	The PTO is voluntary Cost of PTO financing is lower than the average cost of dividends for the shares to be acquired

-	Merger to be completed by end of July 2003
The proposed cash tender offer for a portion of the saving shares is not being made and will not be made, directly or indirectly, in or into the United States

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	33

“Recesso” rights for Olivetti shareholders

As Olivetti will change its by-laws, its shareholders will be granted the right to be cashed out by the company (withdrawal or “recesso” right)

Only the shareholders who vote against the merger or do not participate in the EGM (“dissenting shareholders”) will be entitled to the withdrawal right

Dissenting shareholders must communicate their intention to cash out no later than 3 days after the EGM (if they attended the EGM) or by 15 days after (if they did not attend)

The “recesso” price is statutory and is equal to the average price over the previous 6 months up to the EGM. It will be paid only if the merger is completed

The EGM will take place by end of May. In the period from November 7 to March 7, the average price for Olivetti shares was €1.01

A €9bn line of credit has been unconditionally committed to support the “recesso”; the size of the funding assumes withdrawal by all Olivetti’s shareholders and convertible bondholders (except Olimpia) and an increase of the “recesso” price from €1.01 to €1.12 by the end of the reference period

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	34

Comments on the recesso

Initial market reaction	Recent comments

“The main source of value transfer is the recesso	“We have done further analysis of the Telecom Italia/Olivetti deal. We conclude that it may create more value for Telecom Italia shareholders than we had previously believed. We believe that the bulk of the €9bn will be used on a partial tender offer on the Telecom Italia shares, not inthe “recesso” available only to Olivetti shareholders... A rising TI price makes the exchange ratio appear “fairer” ... Valuing the new stock on free cash flow or earnings creates considerable valuation upside”
transferring €2.6-5.5bn depending on inclusion of tax
shield”
SSSB, March 17

SSSB, April 9
“As far as the withdrawal is concerned, we believe that at this inflated price of Olivetti it is really an expensive bill to pay for the new entity”
“From now on, we believe a completely different scenario should also be taken into consideration - one whereby no Olivetti shareholders tender their shares. This “zero recesso” scenario ... is extremely favourable to TI”

Mediobanca, March 17

Mediobanca, April 10
“Our initial reaction to the highly value-destructive merger terms (from TI shareholder perspective) led us to look at the worst case scenario which resulted in a sum-of-the-parts value of €5.7”
“Give the increase in Olivetti’s share price to €1 since the merger announcement, we believe that the cash offer is unlikely to be taken up by Olivetti shareholders. This leaves the full amount €9bn to be spent on the public tender offer for TI shares. We are taking this opportunity following the approval of the original merger terms to review the most likely merger scenarios, considering current share prices, and now present a reasonable range for TI ords of €7.5 and €9.1”

SG, April 15

SG, April 16

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	35

Exchange ratio: methodology

Our advisors used a combination of two methodologies to define the appropriate exchange ratio between TI and Olivetti:
-	Exchange ratio based on DCF valuation
-	Market-based exchange ratio

DCF - based			Market - based

-	Intrinsic value based on detailed DCF valuation of each of TI’s and Olivetti’s assets	-	Selected methodology: exchange ratio implied by the TI/Olivetti price adjusted for the dividend

-	Value estimates compared to the target prices (DCF based) of major investment brokers and found to be consistent	-	Highly stable results throughout the last 12 months preceding the transaction

-	Discount applied to account for Olivetti operating costs at holding level

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	36

Exchange ratio at NAV based on Analysts’ consensus

Data	Broker	TI target price	Olivetti NAV	Exchange ratio

28/02/03	DRKW	11,0	1,83	5,91

21/02/03	Deutsche Bank	10,2	1,62	6,18

17/02/03	SSSB	10,0*	1,57	6.26

17/02/03	BNP Paribas	8,5	1,18	7,06

17/02/03	SG Securities	7,5	0,92	7,98

12/02/03	JPMorgan	8,7	1,23	6,92

11/02/03	Eptasim	9,8	1,52	6,34

10/02/03	Banca Akros	8,9	1,28	6,80

07/02/03	Exane	9,0	1,31	6,74

05/02/03	UBS Warburg	8,7	1,23	6,92

04/02/03	Ras Bank	8,4	1,15	7,13

27/01/03	UBM	10,4	1,68	6,11

23/01/03	ING	8,8	1,26	6,86

21/01/03	Merrill Lynch	8,5	1,18	7,06

15/01/03	CIC Securities	8,9	1,28	6,80

06/01/03	Lehman Bro’s	8,8	1,26	6,86

01/01/03	West LB	9,0	1,31	6,74

19/12/02	Bernstein	10,0	1,57	6,26

31/10/02	Centro SIM	12,0	2,09	5,65

08/10/02	MSDW	9,7	1,49	6,38

	Average	9,3	1,39	6,58

	Midpoint	9,0	1,31	6,74

	Max-Min			7,98-5,65

* This refers to DCF valuation of € 10. SSSB target price of €7.5 incorporates a 25% discount, which reflects SSSB assumptions on potential control chain restructuring.
Note: Exchange ratio ex-dividend

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	37

Tax asset synergies

■	The merger allows full advantage to be taken of a substantial tax asset

	■ Write-down of Olivetti’s stake in Telecom Italia	€2.4bn
	■ Write-down of SEAT PG including put/call option	€1.6bn

	■ Total tax asset	€4.0bn

■	Cash benefits will be spread over 5 years

■	Cash generation resulting from tax savings in 2003E : €1.2bn

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	38

Independent judgment & Minority
representation in the Board

Board of Directors
■	15 members: 5 independent directors…
In accordance with the guidelines set down by the Preda Code, are independent those directors that (i) do not have, nor have they recently had, either directly, indirectly or on behalf of third parties, economic relationships of such significance as to influence the independence of their judgment with regard to the Company, its subsidiaries, its Executive Directors, or its controlling shareholder or group of shareholders; (ii) do not hold directly, indirectly or on behalf of third parties equity investments of such magnitude as to allow them to exercise control or significant influence over the Company, nor do they participate in shareholder agreements for control over the Company and (iii) are not close family members of Executive Directors of the Company or of persons that find themselves in the above situations.
Furthermore, Telecom Italia has adopted as a further condition of independence the requirement that Directors not participate in shareholder agreements containing clauses concerning the composition and the resolutions of the Board of Directors.
■	…3 of which are representative of minority shareholders
Telecom Italia by-laws provides that the appointment of members of the Board of Directors occur through a method that looks like the North American system called “cumulative vote”. This method is intended to ensure adequate representation of minority shareholders on the Board of Directors.

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	39

Independent judgment & Minority
representation in the Board (cont’d)

Board of Statutory Auditors
■	5 independent members of high standing and specific expertise with significant control powers…
The Italian securities regulation provides specific independence criteria for the member of the Board of Statutory Auditors.
Under the Italian corporate governance regime the Board of Auditors: a) checks the compliance with the law, the by-laws and the principles of correct administration; b) assess the adequacy of the company’s internal control, administrative and accounting systems; c) gives opinions on the engagement of the auditing firm; d) receives complaints by shareholders & stakeholders and discuss any complaint it receives in its report to the annual meeting of shareholders indicating any steps it took as a consequence thereof.
■	…2 of which are representative of minority shareholders
Telecom Italia by-laws provide that the appointment of members of the Board of Statutory Auditors occur through a method that looks like the North American system called “cumulative vote”. This method is intended to ensure adequate representation of minority shareholders on the Board of Statutory Auditors.
■	SEC Regulation implementing Sarbanes Oxley Act recognizes the equivalence of the Board of Auditors to the Audit Committee of US Listed Companies

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	40

Sound system of corporate governance instruments

Board of Directors Committees
■	Internal Control & Corporate Governance Committee: made up exclusively of independent directors of high standing and with specific expertise
The Committee’s main tasks are to: a) assess the adequacy of the internal control system; b) evaluate the work program drawn up by internal auditors and examine the periodic reports they prepare; c) evaluate the proposals made by outside auditors to obtain the engagement and the plans for carrying out the audit, as well as the results described in the letter of suggestions; d) report to the Board of Directors, at least once every six months when the annual and half-yearly reports are approved, on its activities and the adequacy of the internal control system; e) check that the rules of corporate governance are complied with and updated regularly; f) examine the appropriateness of the accounting principles used and their uniformity in the preparation of the consolidated financial statements.
■	Remuneration Committee: the majority of the members are independent directors
The Remuneration Committee puts forward proposals for the compensation of the executive directors. The Committee is also charged with the task of analyzing employee incentive plans, with special reference to stock options. No stock option plans for Executive Directors; a significant part of their compensation is related to the achievement of budget goals.

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	41

Sound system of corporate governance instruments (cont’d)

Other Instruments
■	Code of Ethics
The Code of Ethics is the foundation of the entire system and represents the “charter of values” of the Group, establishing, in programmatic terms, the corpus of principles for the ethically-oriented conduct of affairs to which the Group aspires. The Code of Ethics, adopted by Telecom Italia and to be gradually adopted by all Group entities, sets out the objectives and guiding values of the business activities, with reference to the principal stakeholders with which Group companies find themselves interacting on a daily basis: shareholders, the financial market, customers, the community and employees.
■	Related Parties Transactions
Telecom Italia adopts a series of principles of conduct concerning the manner in which transactions with related parties, including intra-group transactions, are carried out. The principles of conduct are directed towards guaranteeing true accuracy and transparency in these transactions, both in substance and in form, with full joint responsibility being assumed by the entire Board of Directors in the related decisions.
■	Procedure for information flows
Internal rules have been formalized, through a specific procedure, for the collection and communication to the Board of Statutory Auditors of the most exhaustive information inherent to the activities being carried out, to the most significant economic, financial and equity transactions, to transactions with related parties (including intra-group transactions) and to atypical or unusual transactions. Contemporaneously, that procedure ensures the completeness of information flows from the Executive Directors to all the others members of the Board of Directors.

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	42

Sound system of corporate governance instruments (cont’d)

Other Instruments (cont’d)
■	Code of Conduct on insider dealing
Telecom Italia adopts a Code of Conduct on insider dealing aimed at disciplining the obligatory regulations concerning disclosure requirements and conduct inherent to transactions on the Group’s listed securities carried out by persons who, by virtue of their positions held in the Group, have access to confidential “price sensitive” information. The criteria adopted in the drafting of the Code are consistent with Telecom Italia’s fundamental decisions regarding governance: stringency, transparency and alignment with the best international practices.
■	Disclosure Procedure
The Company adopts a specific disclosure procedure for dissemination to the market of price sensitive information. The procedure identifies the Company Functions and Structures involved in the process, and also regulates the procedures to be followed in the event of rumors or requests for information by those responsible for the surveillance and management of the market. Furthermore, the Procedure regulates the activities to be carried out for meetings with the financial community and the Press, so as to guarantee a non-selective use of Company information.
With regard to the internal management of information relating to Telecom Italia, specific guidelines have been adopted for some time regarding the classification and management of information from the viewpoint of Company confidentiality and privacy.

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	43

EBITDA definition

■	"Consolidated EBITDA" means, for each Measurement period, the Group's consolidated sales and service revenues for that Measurement Period:
	–	Plus or minus changes in inventories of work in progress, semi-finished and finished goods;
	–	Plus or minus changes in inventory of contract work in process;
	–	Plus increases in capitalised internal construction costs;
	–	Plus operating grants;
	–	Minus the cost (after related cost recoveries) of raw materials, supplies, merchandise, semi-finished goods, finished goods, services, the use of property not owned and TLC license fee costs;
	–	Plus or minus changes in inventory of raw materials, supplies and merchandise; and
	–	Minus total personnel costs (after related cost recoveries)

Investor Presentation	The New Telecom Italia – Investor Presentation	New York, Boston 12-05-03	44

New York, 12-05-03

Corporate Governance

Corporate Governance

Disclaimer

■
Except as provided below, any offer to purchase or sell securities described herein is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility. The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States. The Olivetti securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act. The proposed cash tender offer for a portion of the Telecom Italia ordinary shares described herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange Act of 1934. The proposed cash tender offer for a portion of the Telecom Italia savings shares described herein is not being made and will not be made, directly or indirectly, in or into the United States.

Corporate Governance	The New Telecom Italia – Corporate Governance	New York, 12-05-03	2

Key milestones of the “New TI” corporate governance

■	Company contendibility

■	Independent judgment & Minorities representation in the Board

■	Sound system of corporate governance instruments

■	Reliability of management on executing the strategy

Corporate Governance	The New Telecom Italia – Corporate Governance	New York, 12-05-03	3

Company contendibility

■	Olimpia voting right diluted from 27% to approximately 14-15%

■	New board of Directors to be appointed in 2004

Corporate Governance	The New Telecom Italia – Corporate Governance	New York, 12-05-03	4

Independent judgment & Minority
representation in the Board

Board of Directors
■	15 members: 5 independent directors...
In accordance with the guidelines set down by the Preda Code, are independent those directors that (i) do not have, nor have they recently had, either directly, indirectly or on behalf of third parties, economic relationships of such significance as to influence the independence of their judgment with regard to the Company, its subsidiaries, its Executive Directors, or its controlling shareholder or group of shareholders; (ii) do not hold directly, indirectly or on behalf of third parties equity investments of such magnitude as to allow them to exercise control or significant influence over the Company, nor do they participate in shareholder agreements for control over the Company and (iii) are not close family members of Executive Directors of the Company or of persons that find themselves in the above situations.

Furthermore, Telecom Italia has adopted as a further condition of independence the requirement that Directors not participate in shareholder agreements containing clauses concerning the composition and the resolutions of the Board of Directors.
■	...3 of which are representative of minority shareholders
Telecom Italia by-laws provides that the appointment of members of the Board of Directors occur through a method that looks like the North American system called “cumulative vote”. This method is intended to ensure adequate representation of minority shareholders on the Board of Directors.

Corporate Governance	The New Telecom Italia – Corporate Governance	New York, 12-05-03	5

Independent judgment & Minority
representation in the Board (cont’d)

Board of Statutory Auditors
■	5 independent members of high standing and specific expertise with significant control powers...

The Italian securities regulation provides specific independence criteria for the member of the Board of Statutory Auditors.

Under the Italian corporate governance regime the Board of Auditors: a) checks the compliance with the law, the by-laws and the principles of correct administration; b) assess the adequacy of the company’s internal control, administrative and accounting systems; c) gives opinions on the engagement of the auditing firm; d) receives complaints by shareholders & stakeholders and discuss any complaint it receives in its report to the annual meeting of shareholders indicating any steps it took as a consequence thereof.

■	...2 of which are representative of minority shareholders
Telecom Italia by-laws provide that the appointment of members of the Board of Statutory Auditors occur through a method that looks like the North American system called “cumulative vote”. This method is intended to ensure adequate representation of minority shareholders on the Board of Statutory Auditors.

■	SEC Regulation implementing Sarbanes Oxley Act recognizes the equivalence of the Board of Auditors to the Audit Committee of US Listed Companies

Corporate Governance	The New Telecom Italia – Corporate Governance	New York, 12-05-03	6

Sound system of corporate governance instruments

Board of Directors Committees
■	Internal Control & Corporate Governance Committee: made up exclusively of independent directors of high standing and with specific expertise

The Committee’s main tasks are to: a) assess the adequacy of the internal control system; b) evaluate the work program drawn up by internal auditors and examine the periodic reports they prepare; c) evaluate the proposals made by outside auditors to obtain the engagement and the plans for carrying out the audit, as well as the results described in the letter of suggestions; d) report to the Board of Directors, at least once every six months when the annual and half-yearly reports are approved, on its activities and the adequacy of the internal control system; e) check that the rules of corporate governance are complied with and updated regularly; f) examine the appropriateness of the accounting principles used and their uniformity in the preparation of the consolidated financial statements.

■	Remuneration Committee: the majority of the members are independent directors
The Remuneration Committee puts forward proposals for the compensation of the executive directors. The Committee is also charged with the task of analyzing employee incentive plans, with special reference to stock options.

No stock option plans for Executive Directors; a significant part of their compensation is related to the achievement of budget goals.

Corporate Governance	The New Telecom Italia – Corporate Governance	New York, 12-05-03	7

Sound system of corporate governance instruments (cont’d)

Other Instruments
■	Code of Ethics

The Code of Ethics is the foundation of the entire system and represents the “charter of values” of the Group, establishing, in programmatic terms, the corpus of principles for the ethically-oriented conduct of affairs to which the Group aspires. The Code of Ethics, adopted by Telecom Italia and to be gradually adopted by all Group entities, sets out the objectives and guiding values of the business activities, with reference to the principal stakeholders with which Group companies find themselves interacting on a daily basis: shareholders, the financial market, customers, the community and employees.

■	Related Parties Transactions
Telecom Italia adopts a series of principles of conduct concerning the manner in which transactions with related parties, including intra-group transactions, are carried out. The principles of conduct are directed towards guaranteeing true accuracy and transparency in these transactions, both in substance and in form, with full joint responsibility being assumed by the entire Board of Directors in the related decisions.
■	Procedure for information flows
Internal rules have been formalized, through a specific procedure, for the collection and communication to the Board of Statutory Auditors of the most exhaustive information inherent to the activities being carried out, to the most significant economic, financial and equity transactions, to transactions with related parties (including intra-group transactions) and to atypical or unusual transactions. Contemporaneously, that procedure ensures the completeness of information flows from the Executive Directors to all the others members of the Board of Directors.

Corporate Governance	The New Telecom Italia – Corporate Governance	New York, 12-05-03	8

Sound system of corporate governance instruments (cont’d)

Other Instruments (cont’d)
■	Code of Conduct on insider dealing

Telecom Italia adopts a Code of Conduct on insider dealing aimed at disciplining the obligatory regulations concerning disclosure requirements and conduct inherent to transactions on the Group’s listed securities carried out by persons who, by virtue of their positions held in the Group, have access to confidential “price sensitive” information. The criteria adopted in the drafting of the Code are consistent with Telecom Italia’s fundamental decisions regarding governance: stringency, transparency and alignment with the best international practices.

■	Disclosure Procedure
The Company adopts a specific disclosure procedure for dissemination to the market of price sensitive information. The procedure identifies the Company Functions and Structures involved in the process, and also regulates the procedures to be followed in the event of rumors or requests for information by those responsible for the surveillance and management of the market. Furthermore, the Procedure regulates the activities to be carried out for meetings with the financial community and the Press, so as to guarantee a non-selective use of Company information.

With regard to the internal management of information relating to Telecom Italia, specific guidelines have been adopted for some time regarding the classification and management of information from the viewpoint of Company confidentiality and privacy.

Corporate Governance	The New Telecom Italia – Corporate Governance	New York, 12-05-03	9

Reliability of management on executing the strategy

	2002 Results	Organic	Reported
Strong operating performance:	- Revenues growth	+ 3,8%	- 1,4%
	- EBITDA growth	+ 4,9%	+ 2,5%
	- EBIT growth	+ 9,9%	+ 10,6%

Improved profitability:	- EBITDA Margin from 44,2% to 45,9%
- EBIT Margin from 21,7% to 24,3%
- Growing margins in all the key businesses

Increased cash generation:	- Operating Cash Flow 8.6 Bn €
- Cash In from disposal: 4.8 Bn €

Accelerated debt reduction:	- Net Debt down from 21.9 Bn € to 18.1 Bn €

Corporate Governance	The New Telecom Italia – Corporate Governance	New York, 12-05-03	10

London, 16-04-03

Investor Presentation

Investor Presentation

Safe Harbour

Except as provided below, any offer to purchase or sell securities described herein is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility. The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States. The Olivetti securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act. The proposed cash tender offer for a portion of the Telecom Italia ordinary shares described herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange act of 1934.The proposed cash tender offer for a portion of the Telecom Italia savings shares described herein is not being made and will not be made, directly or indirectly, in or into the United States.

Investor Presentation	The New Telecom Italia – Investor Presentation The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 16-04-03	2

The New Telecom Italia

Telecom Italia Group: 2002 results and targets Olivetti / Telecom Italia merger: latest developments The New Telecom Italia profile Closing remarks

Investor Presentation	The New Telecom Italia – Investor Presentation The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 16-04-03	3

2002: a good year

		Reported	Organic
Strong operating performance:	- Revenues growth	- 1,4%	+ 3,8%

	- EBITDA growth	+ 2,5%	+ 4,9%

	- EBIT growth	+ 10,6%	+ 9,9%

Improved profitability:	- EBITDA Margin from 44,2% to 45,9%

- EBIT Margin from 21,7% to 24,3%

- Growing margins in all the key businesses

Increased cash generation:	- Operating Cash Flow 8.6 Bn €

- Cash In from disposal: 4.8 Bn €

Accelerated debt reduction:	- Net Debt down from 21.9 Bn € to 18.1 Bn €

Investor Presentation	The New Telecom Italia – Investor Presentation The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 16-04-03	4

Targets 2003-2005

	2002 achievements	Targets 2003-2005

- Revenues (organic growth)	+3,8%	+4/4,5% CAGR

- Efficiencies	1,6 Billion Euro as of Dec '02	2,6 Billion Euro as of Dec '04

- EBITDA (organic growth)	+4,9%	5/5,5% CAGR

- EBIT (organic growth)	+9,9%	8/8,5% CAGR

- Capex	4,8 Billion Euro	‘03-'05 = 14-16 Billion Euro

- Net Debt	18,1 Billion Euro	~13 Billion Euro

Investor Presentation	The New Telecom Italia – Investor Presentation The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 16-04-03	5

The New Telecom Italia

Telecom Italia Group: 2002 results and targets

Olivetti / Telecom Italia merger: latest developments

The New Telecom Italia profile

Closing remarks

Investor Presentation	The New Telecom Italia – Investor Presentation The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 16-04-03	6

Rationale of the transaction

The proposed merger will strengthen the Group
- Efficient capital structure
- Elimination of dividend leakage

The terms of the transaction benefit the shareholders of both companies
- Consistency with market values and trends
- Consistency with valuations based on DCF
- Compliance with statutory requirements

The timing is appropriate
- Sustainability of the additional debt
- Tax benefits generated in 2002 books
- Stable relationship between the market values of the 2 companies
- Increasingly negative impact of the present structure on the value of TI shares, despite continued delivery of positive results

Investor Presentation	The New Telecom Italia – Investor Presentation The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 16-04-03	7

Latest developments and signals

Positive share price performance post announcement

7:1 exchange ratio approved by TI and Olivetti boards

No conversion of Olivetti bonds

€ 3.0 Bn minimum available for PTO

Low percentage of “recesso” expected, current price of Olivetti €1.010 vs. expected “recesso” price of €0.999

Investor Presentation	The New Telecom Italia – Investor Presentation The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 16-04-03	8

  Timetable

Public Tender Offer
Telecom Italia
Olivetti
Merger
Telecom Italia
Olivetti
March
April
May
June
July
26 Jun-03: Dividend payment
MidJul-03: End of PTO period
End of May-03: Tender offer docs sent to Consob
End of Jun-03: Start of PTO period
11-Mar-03: Board approves plan of merger
15 Apr-03: Board approves merger project
24 May-03: EGM approves merger project
End of Jul-03: Deed of merger
11-Mar-03: Board approves plan of merger and PTO
15 Apr-03: Board approves merger project
26 May-03: EGM approves merger project
Mid Jun-03: Expiration of recesso right

Investor Presentation	The New Telecom Italia – Investor Presentation The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 16-04-03	9

The New Telecom Italia

Telecom Italia Group: 2002 results and targets

Olivetti / Telecom Italia merger: latest developments

The New Telecom Italia profile

Closing remarks

Investor Presentation	The New Telecom Italia – Investor Presentation The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 16-04-03	10

The new Telecom Italia: economics

Business targets confirmed
- Stability of regulatory scenario
- Focus on innovation and value added services
- Continued search for efficiency

Tax benefits more than offset the increase in financial costs

Operating cash flows, disposals and tax benefits allow for:
- Fast repayment of the debt incurred for “recesso” and PTO
- Further reduction of the debt
- Maintained dividend policy

Investor Presentation	The New Telecom Italia – Investor Presentation The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 16-04-03	11

New Telecom Italia: targets

Billion Euro	2002: Olivetti consolidated financials	New T.I.: 2002-2005 targets (organic growth)
- Revenues	31,4	4-4,5% CAGR
- EBITDA	14,0	5-5,5% CAGR
- % on revenues	44,6%

- EBIT	6,0	8-8,5% CAGR
- % on revenues	19,1%

- Net financial debt	33,4	34,3 (as of Dec. 2004)

- Off-balance sheet debt*	2,4	0

* Put option JPM on Seat shares

Investor Presentation	The New Telecom Italia – Investor Presentation The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 16-04-03	12

Continued debt reduction

€35.8 bn
Off balance sheet[1]
€ 2.4 bn
Olivetti
€15.3bn
Telecom Italia
€18.1bn
€9.0bn
(€4.5)bn
(€6.0)bn
€34.3 bn
2002A Group Net Debt
PTO & Recesso
Planned new disposals
Cumulative NCF 03-04E[2]
2004E Net debt

[1] Seat JPM put
[2]Net Cash Flow after dividend payments

Investor Presentation	The New Telecom Italia – Investor Presentation The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 16-04-03	13

The new Telecom Italia: value for shareholders

More efficient financial structure, lower WACC

Corporate Governance based on TI model

Saving shareholders improving their benefits

Investor Presentation	The New Telecom Italia – Investor Presentation The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 16-04-03	14

Corporate Governance

Adoption of TI principles and by-laws
- Best-in-class in Italy
- Among most advanced in Europe

Board for renewal in 12 months

Golden share reduced

Contendibility: Olimpia stake at ~15%

Registration and listing in US to be requested

Investor Presentation	The New Telecom Italia – Investor Presentation The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 16-04-03	15

The New Telecom Italia

Telecom Italia Group: 2002 results and targets

Olivetti / Telecom Italia merger: latest developments

The New Telecom Italia profile

Closing remarks

Investor Presentation	The New Telecom Italia – Investor Presentation The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 16-04-03	16

Pro’s of the New Combined Entity

	Olivetti + T.I. pre-transaction		New T.I. post transaction

Operating performance	- -	Top class results in all businesses Ambitious growth targets 2003-2005	- -	Business targets 2003-2005 fully confirmed Management focused on industrial priorities

Cash	-	Limited advantage of tax benefits	-	Full advantage of tax benefits
generation	-	Dividend leakage	-	Reduced dividend leakage

Dividends	-	No dividend for Olivetti shareholders	-	Maintained T.I. dividend policy
			-	Increased dividend guarantees for the savings shares

Debt	-	Inherited Debt distant from Cash Flow generation	-	Debt in line with pre-transaction levels within 18-24 months
	-	Negative impact on T.I. share price	-	Allocation of debt to cash generating activities
	-	Rating cap	-	Removal of depressing impact on share values
			-	Possible medium term removal of rating cap

WACC	-	Limited leverage in T.I., high WACC for the Group	-	Reduced WACC, efficient capital structure

Corporate	-	Long control chain	-	Simplified control chain, increased contendibility
governance	-	Advanced governance rules in T.I.	-	T.I.'s governance rules extended to the combined entity

			-	Board for renewal in 12 months

Investor Presentation	The New Telecom Italia – Investor Presentation The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 16-04-03	17

Back-ups

Investor Presentation	The New Telecom Italia – Investor Presentation The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 16-04-03	18

Saving shareholders benefit from increased guaranteed dividends

TI’s by-laws concerning saving shares:
-	Minimum dividend payout of 5% of nominal value (€0.55)
-	Step-up value: the dividend paid to saving shares must be higher than the ordinary shares’ by 2% of the saving shares par value

Issuance of ~3.6-3.7 New TI shares for each old TI (post redistribution) increases both the minimum dividend and the step-up value:
-	Minimum dividend increases from 0.0275 to ~0.10
-	Dividend step-up increases from 0.0110 to ~0.04
Final values will depend on the percentage of recesso and PTO price

Proposed new by-laws: step-up dividend to saving shareholders can be granted also when reserves are distributed

Investor Presentation	The New Telecom Italia – Investor Presentation The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 16-04-03	19

Share price trend for recesso and PTO

OLIVETTI
(€ - Official Prices)

Price (€)	15/04/2003	Avg. 25/11/2002 – 15/04/2003	Avg. 25/11/2003 – 23/05/2003 *Hp: current price stable up to 23/05/2003*
OLIVETTI	1.010	0.996	0.999

EXCHANGE RATIO OLIVETTI – TELECOM ITALIA

EXCHANGE RATIO: 7.015x (as of 15/04/2003) – Ex Dividend TI (€0.1768)

TELECOM ITALIA ORDINARY
(€ - Official Prices)

Price (€)	15/04/2003	Avg. 12/03/2003 – 15/04/2003	Avg. 12/03/2003 – 15/04/2003 *Hp: avg price +20%*
TI ORD	7.262	6.452	7.742

PTO: Min €7.0 – Max €8.4

TELECOM ITALIA SAVING
(€ - Official Prices)

Price (€)	15/04/2003	Avg. 12/03/2003 – 15/04/2003	Avg. 12/03/2003 – 15/04/2003 *Hp: avg price +20%*
TI SAV	4.192	3.881	4.657

PTO: Min €4.70 – Max €5.65

Investor Presentation	The New Telecom Italia – Investor Presentation The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 16-04-03	20

London, 13-03-03

Presentation to the financial community

Marco Tronchetti Provera

Safe Harbour

■
Except as provided below, any offer to purchase or sell securities described herein is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility. The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States. The Olivetti securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act. The proposed cash tender offer for a portion of the Telecom Italia ordinary shares described herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange act of 1934. The proposed cash tender offer for a portion of the Telecom Italia savings shares described herein is not being made and will not be made, directly or indirectly, in or into the United States.

Presentation to the financial community	New Telecom Italia—Shortening the chain – Marco Tronchetti Provera The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 13-03-03	2

New Telecom Italia Shortening the chain

Olivetti/Telecom Italia transaction
- Summary description - Key Details

Financial overview of the Combined Company

2002 main results

Presentation to the financial community	New Telecom Italia—Shortening the chain – Marco Tronchetti Provera The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 13-03-03	3

The TI Group has consistently	Olivetti/T.I. Transaction
delivered on its commitments	Summary description Key details

September 2001	-	Renewal and reorganisation of management team
	-	Introduction of the Industrial and Financial Restructuring Plan

November/	-	Successful execution of Olivetti’s recapitalisation
December 2001

February 2002	-	Completed 75% of the Financial Restructuring Plan
	-	Significantly improved debt level and profile
	-	Strong operational improvement and cost efficiency
	-	Focus on improvement of financial structure

February 2003	-	Ahead of schedule with implementation of the industrial plan Sector leading performance indicators in all businesses Increased focus on improving financial structure Commitment to reduce and simplify the control chain

Presentation to the financial community	New Telecom Italia—Shortening the chain – Marco Tronchetti Provera The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 13-03-03	4

Key objectives of the	Olivetti/T.I. Transaction
transaction	Summary description Key details

■	Simplify the control chain

■	Optimise Group capital structure

■	Enhance post dividend cash flow generation

■	Strengthen dividend payment capacity and flexibility

■	Take full advantage of tax benefits

■	Increase strategic and operational flexibility

Presentation to the financial community	New Telecom Italia—Shortening the chain – Marco Tronchetti Provera The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 13-03-03	5

Evolution of the Group	Olivetti/T.I. Transaction
structure	Summary description Key details

Presentation to the financial community	New Telecom Italia—Shortening the chain – Marco Tronchetti Provera The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 13-03-03	6

Key transaction steps	Olivetti/T.I. Transaction
Summary description Key details

■	Announced merger between Olivetti and Telecom Italia
	-	Olivetti will incorporate T.I. and adopt T.I.’s bylaws
	-	Exchange ratio:
- 7 Olivetti ordinary shares for 1 T.I. ordinary share - 7 Olivetti newly created savings shares for 1 T.I. savings share

■	A statutory “Right of Withdrawal” (“recesso”) for Olivetti’s shareholders

■	Funding of 9 Billion Euros will cover the “recesso” programme; unused portion of this amount will be used for a voluntary Public Tender Offer (PTO) on T.I. shares (both ordinary and savings)

	-	PTO price: average market price between March 12 and Olivetti EGM date, plus a 20% premium
	-	Maximum price: 8.4 Euros per ordinary share and 5.65 Euros per savings share
	-	Minimum price: 7 Euros per ordinary share and 4.70 Euros per savings share

■	Funding guaranteed through a credit line underwritten for Olivetti by a group of banks

■	Merger expected to complete by the end of July 2003

Presentation to the financial community	New Telecom Italia—Shortening the chain – Marco Tronchetti Provera The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 13-03-03	7

Preliminary timetable	Olivetti/T.I. Transaction
Summary description Key details

Presentation to the financial community	New Telecom Italia—Shortening the chain – Marco Tronchetti Provera The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 13-03-03	8

Benefits for Olivetti’s and	Olivetti/T.I. Transaction
Telecom Italia’s stakeholders	Summary description Key details

	Ordinary shareholders		Savings shareholders		Debt holders

Telecom Italia	■	Removed control chain discount	■	Possibility of a partial[1] cash exit through a PTO with 20% premium[3]	■	Rationalized debt structure

	■	Possibility of a partial[1]; cash exit through a PTO with 20% premium[2]	■	Increased minimum dividend through increased number of shares	■	Potential removal of medium term rating cap

	■	Maintained dividend flow	■	Maintained dividend flow

Olivetti	■	Potential cash exit through exercise of the “recesso” right			■	Direct allocation of debt to the cash generating activities

	■	Stable dividend flow

1		Depending on the extent of the Olivetti “recesso” take up
2		Tender price will not be higher than €8.40 or lower than €7.00
3		Tender price will not be higher than €5.65 or lower than €4.70

Presentation to the financial community	New Telecom Italia—Shortening the chain – Marco Tronchetti Provera The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 13-03-03	9

Exchange ratio for the merger	Olivetti/T.I. Transaction
Summary description Key details

■	Our advisors (JP Morgan, Lazard, Goldman Sachs) provided fairness opinions based both on company fundamentals and market exchange values: both criteria produce consistent results

■	A high and stable correlation between the price of TI and Olivetti shares

■	7:1 exchange ratio for both ordinary and savings shares

■	Proposed exchange ratio consistent with average ex-dividend market price ratios

Proposed exchange ratio	Adjusted average market exchange ratios

	7 March	1 month prior	3 months prior	12 months prior

7.00	6.69	6.98	6.88	6.88
Change (%)	4.6%	0.3%	1.7%	1.7%

Presentation to the financial community	New Telecom Italia—Shortening the chain – Marco Tronchetti Provera The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 13-03-03	10

Historical exchange ratio for Olivetti
and Telecom Italia shares

Presentation to the financial community	New Telecom Italia—Shortening the chain – Marco Tronchetti Provera The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 13-03-03	11

Exchange ratio at NAV based on Analysts’ consensus

Data	Broker	TI target price	Olivetti NAV	Exchange ratio

28/02/03	DRKW	11,0	1,83	5,91
21/02/03	Deutsche Bank	10,2	1,62	6,18
17/02/03	SSSB	10,0*	1,57	6.26
17/02/03	BNP Paribas	8,5	1,18	7,06
17/02/03	SG Securities	7,5	0,92	7,98
12/02/03	JPMorgan	8,7	1,23	6,92
11/02/03	Eptasim	9,8	1,52	6,34
10/02/03	Banca Akros	8,9	1,28	6,80
07/02/03	Exane	9,0	1,31	6,74
05/02/03	UBS Warburg	8,7	1,23	6,92
04/02/03	Ras Bank	8,4	1,15	7,13
27/01/03	UBM	10,4	1,68	6,11
23/01/03	ING	8,8	1,26	6,86
21/01/03	Merrill Lynch	8,5	1,18	7,06
15/01/03	CIC Securities	8,9	1,28	6,80
06/01/03	Lehman Bro’s	8,8	1,26	6,86
01/01/03	West LB	9,0	1,31	6,74
19/12/02	Bernstein	10,0	1,57	6,26
31/10/02	Centro SIM	12,0	2,09	5,65
08/10/02	MSDW	9,7	1,49	6,38

	Average	9,3	1,39	6,58
	Midpoint	9,0	1,31	6,74
	Max-Min			7,98-5,65

* This refers to DCF valuation of € 10. SSSB target price of € 7.5 incorporates a 25% discount, which reflects SSSB assumptions on potential control chain restructuring.
Note: Exchange ratio ex -dividend

Presentation to the financial community	New Telecom Italia—Shortening the chain – Marco Tronchetti Provera The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 13-03-03	12

Tax asset synergies	Olivetti/T.I. Transaction
Summary description Key details

■	The merger allows full advantage to be taken of a substantial tax asset

	■	Write-down of Olivetti’s stake in Telecom Italia	€2.4bn

	■	Write-down of SEAT PG including put/call option	€1.6bn

	■	Total tax asset	€4.0bn

■	Cash benefits will be spread over 5 years

■	Cash generation resulting from tax savings in 2003E : €1.2bn

Presentation to the financial community	New Telecom Italia—Shortening the chain – Marco Tronchetti Provera The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 13-03-03	13

“Recesso” rights	Olivetti/T.I. Transaction
for Olivetti shareholders	Summary description Key details

■	As Olivetti will change its by-laws, its shareholders will be granted the right to be cashed out by the company (withdrawal or “recesso” right)

■	Only the shareholders who vote against the merger or do not participate in the EGM (“dissenting shareholders”) will be entitled to the withdrawal right

■	Dissenting shareholders must communicate their intention to cash out no later than 3 days after the EGM (if they attended the EGM) or by 15 days after (if they did not attend)

■	The “recesso” price is statutory and is equal to the average price over the previous 6 months up to the EGM. It will be paid only if the merger is completed

■	The EGM will take place by end of May. In the period from November 7 to March 7, the average price for Olivetti shares was €1.01

■	A €9bn line of credit has been unconditionally committed to support the “recesso”; the size of the funding assumes withdrawal by all Olivetti’s shareholders and convertible bondholders (except Olimpia) and an increase of the “recesso” price from €1.01 to €1.12 by the end of the reference period

Presentation to the financial community	New Telecom Italia—Shortening the chain – Marco Tronchetti Provera The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 13-03-03	14

Public Tender Offer	Olivetti/T.I. Transaction
Summary description Key details

Description		Key benefits

■	Olivetti will use the funds available after the “recesso” exercise to buy TI ordinary and saving shares through a Public Tender Offer (PTO)	1.	Olivetti offers on a voluntary basis a cash consideration to TI shareholders
		2.	Optimised medium term capital structure of New Telecom Italia (optimal WACC)[1]
■	While “the withdrawal right” is a legal obligation for Olivetti, the PTO is a voluntary action for Olivetti

■	The PTO will start once Olivetti knows how much money it requires for the “recesso”	3.	Maximised cash flow generation
- Cost of financing of PTO lower than the average cost of dividends for the shares to be acquired
■	PTO price will be set at the average price of the underlying shares in the period between March 12 and the EGM date plus a premium of 20%.

■	In any event the tender price will not be higher than €8.40 and €5.65 or lower than €7.00 and €4.70 for TI ordinary and saving shares respectively

■	Should there be no “recesso” Olivetti will buy between 16.1% and 19.4% of TI shares

[1] Thank to disposals and cash flow the 9 Billion funding will be repaid by the end of 2004

Presentation to the financial community	New Telecom Italia—Shortening the chain – Marco Tronchetti Provera The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 13-03-03	15

Sensitivity of Public Tender Offer to withdrawal

Amount for “recesso” (Euro Bln)	0	2,8	5,6	8,0
Amount for PTO (Euro Bln)	9,0	6,2	3,4	1,0

% ordinary shares that could be given to the PTO, on the basis of:
- Maximum price	~16%	~11%	~6%	~1,8%
- Minimum price	~19%	~13%	~7%	~2%

Presentation to the financial community	New Telecom Italia—Shortening the chain – Marco Tronchetti Provera The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 13-03-03	16

Dividend per share

Based on the 2003-2005 plan, the Combined Company will be able to pay at least the same dividend amount paid in the last two years to each Telecom Italia shareholder

Presentation to the financial community	New Telecom Italia—Shortening the chain – Marco Tronchetti Provera The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 13-03-03	17

Savings shareholders will also benefit from increased dividend floor

■	Savings shareholders will receive a greater number of shares with the same par value

- Improved minimum dividend
- Improved dividend step-up

■	Savings shareholders will benefit from dividend differential increase vis-àvis the ordinary shares due to the increase of the total number of shares

Presentation to the financial community	New Telecom Italia—Shortening the chain – Marco Tronchetti Provera The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 13-03-03	18

New Telecom Italia Shortening the chain

Olivetti/Telecom Italia transaction
- Summary description
- Key Details

Financial overview of the Combined Company

2002 main results

Presentation to the financial community	New Telecom Italia—Shortening the chain – Marco Tronchetti Provera The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 13-03-03	19

Early repayment of additional debt

Presentation to the financial community	New Telecom Italia—Shortening the chain – Marco Tronchetti Provera The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 13-03-03	20

Key Credit Ratios

Presentation to the financial community	New Telecom Italia—Shortening the chain – Marco Tronchetti Provera The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 13-03-03	21

New Telecom Italia Shortening the chain

Olivetti/Telecom Italia transaction
- Summary description
- Key Details

Financial overview of the Combined Company

2002 main results

Presentation to the financial community	New Telecom Italia—Shortening the chain – Marco Tronchetti Provera The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 13-03-03	22

Main Results 2002 -TI Group

Euro mln	2002	2001	Δ Abs.	Δ%

Revenues	30.400	30.818	(418)	(1,4)
EBITDA	13.964	13.619	345	2,5
EBIT	7.381	6.674	707	10,6
Net income ante Minorities	297	(1.658)	1.955
Net income post Minorities	(322)	(2.068)	1.746

Net invested capital	30.941	41.250	(10.309)
Net financial debt	18.118	21.942	(3.824)
Debt ratio %	58,6%	53,2%
Investments	6,919	11.257	(4.338)
–Capex (industrial investments)	4,842	6.990	(2.148)
–Goodwill	369	1.174	(805)
–Financial	1.708	3.093	(1.385)
Capex/revenues	15,9%	22,7%
No. of employees (YE)	101.713	109.956	(8.243)

EBITDA margin	45,9%	44,2%
Free cash flow	8.610	5.990	2.620
% on revenues	28,3%	19,4%
ROI[1]	20,4%	16,0%
ROS	24,3%	21,7%
Capital turnover[1]	0,84	0,74

[1]Average net invested capital

Presentation to the financial community	New Telecom Italia—Shortening the chain – Marco Tronchetti Provera The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 13-03-03	23

2002 financials

Billion Euros

	TI Group	OLI + Tecnost	OLI Statutory	OLI Group

Revenues	30,4	1,0	0	31,4

EBITDA	14,0	0	0	14,0

EBIT before Goodwill	8,2	-0,1	-0,1	8,1

Goodwill	0,8	1,3	0	2,1

EBIT	7,4	-1,4	-0,1	6,0

Financial charges	-1,5	-0,8	+1,2	-2,3

Value adjustment	-0,7	-0,1	0	-0,8

Extraordinary items	-5,6	+0,2	-8,2	-5,4

PBT	-0,4	-2,1	-7,1	-2,5

Taxes	-0,7	-1,5	-0,9	-2,2

Net income ante minorities	+0,3	-0,6	-6,2	-0,3

FCF	8,6	0		8,6

Presentation to the financial community	New Telecom Italia—Shortening the chain – Marco Tronchetti Provera The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 13-03-03	24

Final Remarks

■	Olimpia goes down to 9-9.50% of economic interest
■	Significant boost to operating free cash flow in the next 3 years
■	Dividend per share confirmed

Presentation to the financial community	New Telecom Italia—Shortening the chain – Marco Tronchetti Provera The offer for the saving shares will not be made, directly or indirectly, into the United States.	London, 13-03-03	25

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States.

Financial statements included in the document, if any, were prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries.

You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases.

*   *   *   *

Cautionary Statement for Purposes of the “Safe Harbor” Provision of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a “safe harbor” for forward-looking statements. The documents included in this Form 6-K contain certain forward looking statements and forecasts reflecting management’s current views with respect to certain future events. The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management’s control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group’s actual results to differ materially from those projected or implied in any forward-looking statements:

—	the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

—	the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

—	the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

—	the impact of regulatory decisions and changes in the regulatory environment;

—	the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom Italia Group focused on Latin America and on its foreign investments and capital expenditures;

—	the continuing impact of rapid changes in technologies;

—	the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

—	the impact of fluctuations in currency exchange and interest rates;

—	Telecom Italia’s ability to continue the implementation of its 2002-2004 Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia’s interests in various companies;

—	the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

—	Telecom Italia’s ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

—	Telecom Italia’s ability to successfully implement its internet strategy;

—	the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin America and in Europe;

—	the amount and timing of any future impairment charges for Telecom Italia’s licences, goodwill or other assets; and

—	the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its projected results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2003	TELECOM ITALIA S.p.A.

By:	/s/ Carlo De Gennaro
Carlo De Gennaro Company Manager